Exhibit 99.1

May 5, 2014

Press release

Turquoise Hill to announce first quarter financial results on May 12, 2014

VANCOUVER, CANADA –Turquoise Hill Resources will announce its first quarter financial results on Monday, May 12, 2014.

The Company will also host a conference call and webcast to discuss first quarter results on Tuesday, May 13, 2014 at 11:00 am EST/8:00 am PST. The conference call can be accessed through the following dial-in details:

North America: 416 340 8530 | 800 769 8320

International: +1 416 340 8530 | +1 800 2787 2090

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com